UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 65462/October 3, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14545

In the Matter of	:	
	:	
INTERACTIVE THERAPEUTICS, INC.,	:	
INTERCHEM (N.A.) INDUSTRIES, INC.,	:	ORDER MAKING FINDINGS AND
INTERNATIONAL CAVITATION	:	REVOKING REGISTRATIONS
TECHNOLOGIES, INC.,	:	BY DEFAULT
INTERNATIONAL FIBERCOM, INC.,	:	
INTERNATIONAL GAMING	:	
MANAGEMENT, INC.,	:	
INTERNATIONAL META SYSTEMS, INC.,	:	
INTERNET COMMUNICATIONS CORP.,	:	
INVESTAMERICA, INC.,	:	
IQUNIVERSE, INC., and	:	
IRG TECHNOLOGIES, INC.	:	

SUMMARY

This Order revokes the registrations of the registered securities of Interactive Therapeutics, Inc., Interchem (N.A.) Industries, Inc., International Cavitation Technologies, Inc., International Fibercom, Inc., International Gaming Management, Inc., International Meta Systems, Inc., Internet Communications Corp., InvestAmerica, Inc., and IRG Technologies, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on September 12, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each

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[1] IQUniverse, Inc., remains in the proceeding.

was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by September 17, 2011.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Interactive Therapeutics, Inc. (CIK No. 1111818),[3] is a dissolved Colorado corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB[4] for the period ended March 31, 2008, which reported a net loss of over $35,000 for the prior twelve months.

Interchem (N.A.) Industries, Inc. (CIK No. 863444), is a British Columbia corporation located in Overland Park, Kansas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[5] for the period ended December 31, 1993, which reported a net loss of $899,000 for the prior twelve months. On October 19, 1995, the British Columbia Securities Commission issued a cease trade order against the company for its delinquent filings.

International Cavitation Technologies, Inc. (CIK No. 313109), is a delinquent Colorado corporation located in Bixby, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period

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[2] Each Respondent was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

[5] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

ended May 31, 2001, which reported a net loss of over $451,000 for the prior twelve months. On July 9, 2003, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Texas, and the case was terminated on August 17, 2004.

International Fibercom, Inc. (CIK No. 924632), is a dissolved Arizona corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of over $143 million for the prior nine months. On February 13, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Arizona, which was converted to Chapter 7, and the case was still pending as of March 21, 2011.

International Gaming Management, Inc. (CIK No. 803168), is a void Delaware corporation located in Minneapolis, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 1994, which reported a net loss of over $14.5 million for the prior nine months.

International Meta Systems, Inc. (CIK No. 820475), is a forfeited Delaware corporation located in Austin, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of over $7.1 million for the prior nine months. On March 2, 1998, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Texas, which was converted to Chapter 7, and the case was terminated on March 15, 2002.

Internet Communications Corp. (CIK No. 841693) is a dissolved Colorado corporation located in Greenwood Village, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of over $2.8 million for the prior nine months.

InvestAmerica, Inc. (CIK No. 1053253), is a revoked Nevada corporation located in Park City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended September 30, 2001, which reported a net loss of over $33.1 million for the prior twelve months.

IRG Technologies, Inc. (CIK No. 899283), is a permanently revoked Nevada corporation located in Carrollton, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1995, which reported a net loss of over $7.3 million for the prior six months. On August 2, 1995, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was converted to Chapter 7, and the case was terminated on May 5, 2008.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011); Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Interactive Therapeutics, Inc., is REVOKED;

the REGISTRATION of the registered securities of Interchem (N.A.) Industries, Inc., is REVOKED;

the REGISTRATION of the registered securities of International Cavitation Technologies, Inc., is REVOKED;

the REGISTRATION of the registered securities of International Fibercom, Inc., is REVOKED;

the REGISTRATION of the registered securities of International Gaming Management, Inc., is REVOKED;

the REGISTRATION of the registered securities of International Meta Systems, Inc., is REVOKED;

the REGISTRATION of the registered securities of Internet Communications Corp., is REVOKED;

the REGISTRATION of the registered securities of InvestAmerica, Inc., is REVOKED; and

the REGISTRATION of the registered securities of IRG Technologies, Inc., is REVOKED.

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                                Carol Fox Foelak
                                Administrative Law Judge